FISHNET INC.
(formerly BIGG TOPP PRODUCTIONZ, LLC)

Financial Statements

Period January 17, 2023 (Date of Inception) through August 31, 2023

(With Independent Accountants' Review Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

FISHNET INC.
(formerly BIGG TOPP PRODUCTIONZ, LLC)

FINANCIAL STATEMENTS

Period January 17, 2023 (Date of Inception) through August 31, 2023

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member and Management of
Fishnet Inc. (formerly Bigg Topp Productionz, LLC):

We have reviewed the accompanying interim financial statements of Fishnet Inc. (formerly Bigg Topp Productionz, LLC) (the Company), which comprise the balance sheet as of August 31, 2023, and the related statements of operations and member's equity and cash flows for the period January 17, 2023 (date of inception) through August 31, 2023, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Interim Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kahn, Litwin, Renza & Co., Ltd.

November 7, 2023

FISHNET INC.
(formerly BIGG TOPP PRODUCTIONZ, LLC)
BALANCE SHEET
August 31, 2023

KLR

Assets		
Current Assets:		
Cash and cash equivalents	$	742,962
Total current assets		**742,962**
Total Assets	**$**	**742,962**
Liabilities and Member's Equity		
Current Liabilities:		
Accrued expenses	$	120,296
Deferred revenue		116,249
Total current liabilities		**236,545**
Member's Equity		**506,417**
Total Liabilities and Member's Equity	**$**	**742,962**

FISHNET INC.
(formerly BIGG TOPP PRODUCTIONZ, LLC)
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
Period From January 17, 2023 (Date of Inception) through August 31, 2023

Revenue	$	1,324,830
Cost of Revenue:		
Contractors		304,146
Merchandise		179,508
Production costs		134,705
Total cost of revenue		**618,359**
Gross profit		**706,471**
Operating Expenses:		
Security		61,754
Merchant fees		50,616
Supplies and materials		20,668
Professional fees		18,900
Licenses and fees		4,088
Miscellaneous operating expenses		64,028
Total operating expenses		**220,054**
Net income		**486,417**
Member's Equity, January 17, 2023		-
Capital Contributions		30,000
Distributions		(10,000)
Member's Equity, August 31, 2023	**$**	**506,417**

FISHNET INC.
(formerly BIGG TOPP PRODUTIONZ, LLC)
STATEMENT OF CASH FLOWS
Period From January 17, 2023 (Date of Inception) through August 31, 2023

KLR

Cash Flows from Operating Activities:		
Net income	$	486,417
Changes in operating assets and liabilities:		
Accrued expenses		120,296
Deferred revenue		116,249
Net cash provided by operating activities		**722,962**
Cash Flows from Financing Activities:		
Member capital contributions		30,000
Member distributions		(10,000)
Net cash provided by financing activities		**20,000**
Net Increase in Cash and Cash Equivalents		**742,962**
Cash and Cash Equivalents, January 17, 2023 (Date of Inception)		**-**
Cash and Cash Equivalents, August 31, 2023	**$**	**742,962**

KLR

1. Nature of Operations

Bigg Topp Productionz, LLC (Bigg Topp), was initially organized under the laws of Rhode Island as a single-member limited liability company on January 17, 2023. Fishnet Inc. (Fishnet) was incorporated under Delaware law on September 1, 2023, at which time Bigg Topp was converted into and succeeded by Fishnet. As of and for the period January 17, 2023 (date of inception) through August 31, 2023, both entities, comprising Bigg Topp and Fishnet, are referred to collectively as the Company, which is headquartered in Pawtucket, Rhode Island.

The Company operates as a Subscription Video-on-Demand (SVOD) service, providing exclusive streaming content, merchandise, and virtual items (Tokens) to its customers for an interactive audience experience. The Company completed Season One (the Season) production as of August 31, 2023 and is currently in the process of developing future productions.

These reviewed interim financial statements as of and for the period January 17, 2023 (date of inception) through August 31, 2023 were prepared in conjunction with Management's planned crowdfunding. The Company's elected year-end is December 31.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's interim financial statements. The interim financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these interim financial statements.

Revenue Recognition
The Company derives revenue from the sale of virtual items through microtransactions, subscriptions to SVOD services and merchandise. Customers make purchases via the Company's website, at which time payment is collected. Other than merchandise, which may be exchanged, there are no refunds or return obligations. The Company recognizes revenue when it satisfies performance obligations by transferring control over a service or merchandise to an end user. Revenue consisted of the following:

Microtransactions – Microtransactions result from the sale of Tokens (an in-app currency) to end users. Tokens are designed to enhance the consumer experience by providing the end user an opportunity to influence SVOD content and have no intrinsic value. Proceeds from the sales of Tokens are initially recorded in deferred revenue.

Revenue is subsequently recognized in the period in which the Tokens are utilized by an end user, fulfilling the associated performance obligation. Total microtransactions revenue, which is recorded gross of third-party fees, for the period ended August 31, 2023 was approximately $516,700, with performance obligations satisfied at a point in time.

Subscriptions – Subscriptions revenue is generated from SVOD services when end users opt to access exclusive content throughout their subscription's active term for the Season. Such revenue is recognized on a monthly basis over the subscription duration. Total subscription revenue, which is recorded gross of third-party fees, for the period ended August 31, 2023 was approximately $515,700, with performance obligations satisfied over time.

***Merchandise* –** Merchandise revenue is derived from the online purchases made by end users for clothing, posters and other items. The Company outsources order processing, inventory management, fulfillment, and shipping to third-party service provider. Total merchandise revenue for the period ended August 31, 2023 was approximately $292,400, with performance obligations satisfied at a point in time upon shipment.

For the period ended August 31, 2023, revenue is disaggregated by timing of satisfaction of performance obligations as follows:

Performance obligations satisfied at a point in time	$ 809,100
Performance obligations satisfied over time	$ 515,700

Cash and Cash Equivalents
The Company considers all highly liquid measurements with an original maturity of three months or less to be cash equivalents.

Deferred Revenue
Deferred revenue represents cash received for Tokens related to microtransactions that have been collected in advance of performance obligations being satisfied. These amounts are recognized as revenue in the period in which the revenue is earned. Deferred revenue as of August 31, 2023 was approximately $116,200.

Shipping, Handling and Delivery
Costs incurred for shipping, handling and delivery of goods sold to end users are included in various cost of revenue line items on the accompanying statement of operations and member’s equity.

KLR

Income Taxes
Bigg Topp, a single member limited liability company, is considered a disregarded entity for income tax purposes, and as such, all taxable income or loss is reported on the tax return of the sole member of the Company. Effective September 1, 2023, Bigg Topp was converted to a corporation (Note 1).

Commitments
The Company has no significant cost or expense commitments as of August 31, 2023.

Concentration of Credit Risk
The Company maintains its cash balance in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time, the Company's cash balance may exceed this limit. Cash balances in excess of $250,000 are generally uninsured.

Related Party Transactions
At times, the Company had amounts owed to a related party, which included cash advances for certain start-up expenditures. The entire amount was paid in full as of August 31, 2023.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through November 7, 2023, which is the date these interim financial statements were available to be issued.